Exhibit 99.2
This document is important and requires your immediate attention. If you are in any doubt about what action to take, you should seek your own personal advice immediately from a financial advisor authorised under the Financial Services and Markets Act 2000 if you are in the UK or, if you are not, from another appropriately authorised financial adviser. If you have sold or transferred all your ordinary shares in Royal Dutch Shell plc, please give this letter and the accompanying documents to the stockbroker or other agent through whom the sale or transfer was effected. Notice of Availability of shareholder documents This Notice of Availability is given by Royal Dutch Shell plc (the “Company”) in relation to the 2008 Annual General Meeting. The 2008 Annual General Meeting of the Company will be held at Circustheater, Circusstraat 4, The Hague, the Netherlands at 11.00 am (Dutch time) on Tuesday May 20, 2008, with an audio-visual link to a satellite meeting place at The Barbican Centre, Silk Street, London, EC2Y 8DS, United Kingdom at 10.00 am (UK time). The following shareholder documents are now available on the Company’s website to view or download: • Annual Report and Form 20-F for the year ended December 31, 2007 www.shell.com/annualreport • Annual Review and Summary Financial Statements 2007 www.shell.com/annualreport • Notice of the 2008 Annual General Meeting www.shell.com/agm The purpose of this Notice of Availability is only to advise shareholders that the shareholder documentation referred to above can now be viewed or downloaded. It is not a summary of the proposals to be considered at the 2008 Annual General Meeting and should not be a substitute for reading the documentation. The documentation will be available until, at least, the end of the 2008 Annual General Meeting. (Continued overleaf) Royal Dutch Shell plc

Notice of Availability of shareholder documents Questions and answers Why haven’t I received a paper copy of the Annual Report or Annual Review? We wrote to shareholders in October 2007 to ask whether they wished in future to receive shareholder communications, such as the Annual Report or Annual Review, in electronic or paper form. We have therefore only sent paper copies to shareholders who responded to our letter and specifically requested to receive paper copies of shareholder communications. Can I still receive a paper copy of the Annual Report or Annual Review? Yes. If you would like to receive free of charge a paper copy of the shareholder documents referred to overleaf for this year and/or future years, please contact our Registrar at the address or on the telephone numbers below: Equiniti Aspect House Spencer Road Lancing West Sussex BN99 6BA United Kingdom Tel 0800 169 1679 (UK) or +44 (0)121 415 7073 Before contacting the Registrar, please have your Account Number available. This can be found on the enclosed Proxy Form or Voting Instruction Form. In future can I be advised of the availability of shareholder documentation by e-mail? Yes. Please visit www.shareview.co.uk/clients/shell and register your details online. If you require further information, please contact our Registrar at the address or on the telephone numbers given opposite. Are there any advantages of being advised of the availability of shareholder documentation by e-mail rather than by post? Yes. There are environmental benefits from using less paper, cost benefits for the Company from reduced printing and postal delivery and you will receive shareholder communications faster. Also by registering your details with www.shareview.co.uk/clients/shell you may view your shareholding and dividend information online. Can I change my mind about how I receive shareholder documents? Yes, you may change your mind at any time by contacting our Registrar. Their address and telephone numbers are given opposite. Registered in England and Wales, Company number 4366849 Designed by VMS The Hague Registered office: Shell Centre London SE1 7NA Illustration by Tim Bradford Headquarters: Carel van Bylandtlaan 30, 2596 HR The Hague, the Netherlands Printed by Cadence on Revive 100 Uncoated paper made from 100% de-inked post- Registered with the Dutch Trade Register under number 34179503 consumer waste. All pulps used are Elemental Chlorine Free (ECF). The manufacturing mill is accredited with the ISO 14001 standard for environmental management.